January 13, 2006
Via EDGAR
Ms. Patricia Armelin
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	The Valspar Corporation (the “Company”)
Form S-4, as amended
Filed September 30, 2005, amended November 16, 2005
and January 11, 2006
File No. 333-128753
Dear Ms. Armelin:
This letter responds on behalf of the Company to the comment letter from Ms. Pamela A. Long to Mr. Rolf Engh dated January 11, 2006 with respect to the filing listed above. Included below are the staff’s comments and the corresponding responses of the Company.
1.	In regard to your response to prior comment two in your letter dated January 10, 2006 please provide the following additional information:
•	Clarify what claims data was utilized in the actuarial studies conducted during 2005. Did the studies analyze the original outstanding claims that necessitated the $24.5M reserve taken in 2003, or, did the studies include current claims? If only the original claims were considered, please explain to us how the actuarial findings impacted your accounting for current claims. Alternatively, if the studies included data on current claims, please tell us if the reversals taken during 2005 only related to claims that resulted in the original $24.5M charge and help us understand how your accounting for current claims is appropriate.
The actuarial studies conducted during 2005 analyzed claims incurred in fiscal 2005 and estimated future claims separately with respect to (i) the plans sold in 2003 and prior years and (ii) plans sold after 2003. The 2005 actuarial findings confirmed that accounting for plans sold after 2003 under a deferred revenue method in accordance with FTB 90-1 is appropriate, as revenues exceed claims expense. The $8.0 million accrual reduction in 2005 related only to change in estimate for remaining claims expected to be paid for plans sold in 2003 and prior years.

Ms. Patricia Armelin
January 13, 2006

•	Explain why prior actuarial studies did not consider data on open purchase orders and how you have considered the adequacy of your reserves, excluding the $24.5M reserve, in light of this new information.
With respect to plans sold in 2003 and prior years, the actuarial studies done prior to 2005 did not analyze the probability of payment of specific open purchase orders, as the open purchase order data was not yet in a format suitable for actuarial analysis. The first priority of the new furniture protection plan management team installed at the end of 2003 was to identify and implement operational changes that would reduce future claims. The initial actions taken by management focused on claims acceptance and administration policies for newly submitted claims, and the changes in these policies resulted in reduced claim frequency and claim severity in 2004. In 2005, management began to track and analyze open purchase orders for plans sold prior in 2003 and prior years and put it into a format suitable for actuarial analysis.
With respect to plans sold after 2003, the Company defers revenue and recognizes the revenue over the life of the contract in accordance with FTB 90-1. The actuarial analysis related to plans sold in 2004 and after indicates the deferred revenue balance at October 28, 2005 exceeds the sum of the estimated claims to be incurred, including those represented by open purchase orders, and unamortized acquisition costs.
•	Explain how you determined the amount of the reversal related to open claims and why you concluded that these reserves are no longer necessary.
The 2005 actuarial study relating to open claims analyzed the length of time a claim remains open prior to payment or other disposition. The Company reduced the accrual by $4.3 million in 2005 for open claims forecasted to have a 99.9% probability of not requiring payment.
•	Tell us the remaining balance of the original $24.5M reserve and explain why you believe this reserve is probable and has been reasonably estimated. It appears to us that the strategic initiatives and operational changes you implemented have been in place for some time, particularly in light of prior correspondence that indicated that claims are typically incurred during the early years of a warranty period. In addition, we note that you indicate if the results and trends in your business seen in 2004 and 2005 continue into 2006, the reserve would substantially be depleted. It is not clear to us if you are implying that an additional reversal may occur in 2006. It is not clear to us why you have been unable to provide more accurate estimates.
The $24.5 million charge taken in 2003 increased the total reserve for furniture protection plans to approximately $62 million for plans sold in 2003 and prior years. In 2004 and 2005, the accrual was reduced to reflect (a) payments made with respect to plans sold in 2003 and prior years, and (b) the adjustments to the reserve determined by management in those years. The remaining balance of the accrual for plans sold in 2003 and prior years was approximately $16 million at the end of 2005. This remaining accrual is equal to the amount estimated by the actuary as of the date of the most recent report to be required to pay for open claims and claims expected to be made over the remaining lives of such plans. This estimate includes all

Ms. Patricia Armelin
January 13, 2006

information about actual claim frequency and severity on claims incurred through fiscal year end 2005 and the obsolescence of open claims estimated by the actuary through the date of the report. For this reason, we believe the reserve is probable and has been reasonably estimated.
Changes in the accrual would occur in 2006 if claim frequency or severity for plans sold in 2003 and prior years deviates from the amounts estimated based upon actual claim data through fiscal year end 2005, or if the determination of when an open claim is considered unlikely to require payment changes in 2006. At this time, we do not know whether either of these will occur.
•	Given the new information resulting from the actuarial reports and the subsequent reversals of your reserve, explain to us why you believe you have the ability to reasonably estimate the costs associated with your warranties. In addition, explain how you continue to believe that you have sufficient historical evidence of the costs of performing services under these contracts such that recognizing revenues on the basis of costs incurred is appropriate.
The information in the actuarial reports and the changes in accrual in 2004 and 2005 resulted principally from improvements in the operation of the business, rather than difficulty in estimating costs associated with the plans. Based on claims data dating from as early as 1997, the historical pattern of when claims occur during the lives of the plans has remained relatively consistent. By making operational improvements, we have been able to reduce claim frequency and severity from the levels seen in 2003, but the pattern of claim occurrence has remained relatively consistent, with claims peaking in the second and third years of the plans. As we enter 2006, claims related to plans sold in 2003 and prior years are expected to decline in accordance with the historical pattern. As a result, this estimate will be less significant in each passing year. Also, as we move toward the end of the lives of plans sold in 2003 and prior years, we have more data on which to base our estimates. Based on the foregoing, the Company believes it has sufficient historical evidence to indicate that the costs of performing services under the contract are incurred on other than a straight-line basis.
2.	We have reviewed your proposed disclosure under critical accounting policies. Please revise your disclosures to include a more specific and comprehensive explanation of the impact of claim frequency and claim severity in estimating your original $24.5M reserve and how changes in these assumptions resulted in subsequent reversals.
We have revised the language for MD&A under the caption “Critical Accounting Policies and Estimates - Revenue Recognition” included in our Form 10-K for the year ended October 28, 2005 to read as follows:
“The most important factors considered by the Company in reviewing its furniture protection plan business and estimating future claims expense are the number of claims submitted (frequency) and the dollar amount per claim (severity). Comparing 2003 to 2002, claim frequency increased by approximately 66%, while claim severity remained relatively stable, for furniture protection plans sold in 2003 and prior years. The Company then recorded a pre-tax charge of

Ms. Patricia Armelin
January 13, 2006

$24,500,000 in 2003. During 2004, following a comprehensive review of this business, the Company implemented a number of strategic initiatives and operational changes, including changes in the terms of the plans and changes in the Company’s claims administration policies. Comparing 2004 to 2003, the strategic initiatives and operational changes led to claim frequency and claim severity decreases of approximately 23% and 40%, respectively, for furniture protection plans sold in 2003 and prior years. As a result, the Company reduced the accrual by $6,898,000 in 2004. Comparing 2005 to 2004, claim frequency decreased approximately 30%, while claim severity remained relatively stable, for furniture protection plans sold in 2003 and prior years. In 2005, the Company also began to analyze when an open claim is inactive and unlikely to require any payment. As a result of the decrease in claim frequency and the analysis of open claims, the Company reduced the accrual by an additional $8,000,000 in 2005 ($5,200,000 in gross profit margin and $2,800,000 in operating expenses). If claim frequency or severity for plans sold in 2003 and prior years changes further in 2006, or if the determination of when an open claim is considered inactive and unlikely to require any payment changes in 2006, the Company will consider whether it would be appropriate to adjust the accrual in 2006.”
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Please contact me at the telephone number listed above if you have any questions about our responses.
Sincerely,
Tim Beastrom

cc:	Rolf Engh, Esq.
Paul C. Reyelts
Martin R. Rosenbaum, Esq.